                                                     ---------------------------
                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB NUMBER        3235-0145
                                                     EXPIRES:  DECEMBER 31, 1997
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER FORM        14.90
                                                     ---------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                CB Commercial Real Estate Services Group, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   12479F103
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                              William M. Wardlaw
                     11100 Santa Monica Blvd., Suite 1900
                            Los Angeles, CA  90025
                           Telephone: (310) 444-1822
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 28, 1997
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                     PAGE 2 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FS Equity Partners III, L.P., a Delaware limited partnership

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,278,448 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,278,448 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,278,448 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                      PAGE 3 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FS Capital Partners L.P., a California limited partnership

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,278,448 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,278,448 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,278,448 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                     PAGE 4 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FS Holdings Inc., a California corporation

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,278,448 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,278,448 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,278,448 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                     PAGE 5 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FS Equity Partners International, L.P., a Delaware limited partnership

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          124,015 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          124,015 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      124,015 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                     PAGE 6 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FS&Co. International, L.P. a Cayman Islands exempted limited partnership

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          124,015 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          124,015 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      124,015 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                     PAGE 7 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FS International Holdings Limited, a Cayman Islands exempted company limited by shares

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          124,015 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          124,015 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      124,015 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                     PAGE 8 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bradford M. Freeman

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,402,463 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,402,463 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                     PAGE 9 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald P. Spogli

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,402,463 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,402,463 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                     PAGE 10 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William M. Wardlaw

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,402,463 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,402,463 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                     PAGE 11 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. Frederick Simons

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,402,463 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,402,463 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                     PAGE 12 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John M. Roth

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,402,463 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,402,463 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 12479F103                                     PAGE 13 OF 22 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles P. Rullman, Jr.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]
                                                                      (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO (see Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,402,463 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,402,463 (see Item 5)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,402,463 (see Item 5)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
          -------------------

          This statement on Schedule 13D (this "Statement") relates to the Common Stock, $.01 par value per share, CUSIP Number 12479F103 (the "Issuer Common Stock"), of CB Commercial Real Estate Services Group, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 533 South Fremont Avenue, Los Angeles, California 90071-1798.

Item 2.   Identity and Background.
          -----------------------

          This Statement is filed pursuant to the Joint Reporting Agreement attached hereto as Exhibit 1 on behalf of FS Equity Partners III, L.P., a
                   ---------
Delaware limited partnership ("FSEP III"), FS Capital Partners, L.P., a California limited partnership ("Capital Partners"), FS Holdings, Inc., a California corporation ("FS Holdings"), FS Equity Partners International, L.P., a Delaware limited partnership ("FSEP International"), FS&Co. International, L.P., a Cayman Islands exempted limited partnership ("FS&Co. International"), FS International Holdings Limited, a Cayman Islands exempted company limited by shares ("International Holdings"), Bradford M. Freeman ("Freeman"), Ronald P. Spogli ("Spogli"), William M. Wardlaw ("Wardlaw"), J. Frederick Simmons ("Simmons"), John M. Roth ("Roth") and Charles P. Rullman, Jr. ("Rullman", and together with FSEP III, Capital Partners, FS Holdings, FSEP International, FS&Co. International, International Holdings, Freeman, Spogli, Wardlaw, Simmons and Roth, the "Filing Persons").

          FS Holdings is the general partner of Capital Partners, which is the general partner of FSEP III. International Holdings is the general partner of FS&Co. International which is the general partner of FSEP International.

          FSEP III, Capital Partners and FS Holdings each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP III was formed to make private equity investments. Capital Partners and FS Holdings were each formed to organize and manage the transactions in which FSEP III is the principal investor.

          FSEP International, FS&Co. International and International Holdings each has its principal business address and its principal office at c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, P.O. Box 1111, Grand Cayman, Cayman Islands, B.W.I. FSEP International was formed to make private equity investments. FS&Co. International and International Holdings were each formed to organize and manage the transactions in which FSEP International is the principal investor.

          Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman are the directors, executive officers and sole shareholders of FS Holdings and International Holdings. The principal occupation of each of Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman is to serve as the directors and executive officers of Freeman Spogli & Co. Incorporated, a Delaware corporation formed to make private equity investments ("FS&Co."). Each of Freeman, Spogli, Wardlaw, Simmons and Rullman has his principal business address and his principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. Roth has his principal business address and his principal office at 599 Lexington Avenue, 18th Floor, New York, New York 10022.

          During the last five years, none of FSEP III, Capital Partners, FS Holdings, FSEP International, FS&Co. International, International Holdings, Freeman, Spogli, Wardlaw, Simmons, Roth or Rullman has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Filing Persons received shares of Issuer Common Stock in exchange for shares of common stock, $.01 par value per share ("KRES Common Stock"), of Koll Real Estate Services, a Delaware corporation ("KRES"), in connection with a merger (the "Merger") of a wholly-owned subsidiary of the Issuer with and into KRES, resulting in KRES becoming a wholly-owned subsidiary of the Issuer.

Item 4.   Purpose of Transaction.
          ----------------------

          Pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of May 14, 1997 (the "Merger Agreement") by and among the Issuer, CBC Acquisition Corporation ("Acquisition Corp."), KRES, FSEP III, FSEP International, AP KMS Partners, L.P., a Delaware limited partnership ("AP Partners"), AP KMS II, LLC, a Delaware limited liability company ("AP LLC"), The Koll Holding Company, a California corporation ("KHC"), Raymond E. Wirta ("Wirta"), William S. Rothe ("Rothe") and Donald M. Koll ("Koll"), on August 28, 1997, Acquisition Corp. was merged with and into KRES (the "Merger") and KRES became a wholly-owned subsidiary of the Issuer. Pursuant to the Merger, at the Effective Time (as defined in the Merger Agreement), each share of KRES Common Stock was canceled and converted into the right to receive 0.776175 share of Issuer Common Stock and 0.083238 warrants to purchase Issuer Common Stock ("Warrants").

          In the Merger, 4,223,852 shares of KRES Common Stock held by FSEP III were converted into 3,278,448 shares of Issuer Common Stock and 351,585 Warrants and 159,778 shares KRES Common Stock held by of FSEP International were converted into 124,015 shares of Issuer Common Stock and 13,299 Warrants. By their terms, the Warrants are not exercisable until three years after the Effective Time. In connection with the Merger, Freeman, Wirta and Koll were elected by the stockholders of the Issuer to the Issuer's Board of Directors.

          The Merger Agreement contains customary representations and warranties, covenants and termination provisions.

          The foregoing description is qualified in its entirety by the Merger Agreement which is attached hereto as Exhibit 2 and incorporated by reference.
                                      ---------

          Other than as described above, none of the Filing Persons presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.   Interest in the Securities of the Issuer.
          ----------------------------------------

          The percentages of outstanding Issuer Common Stock reported in this
Item 5 are based on the assumptions that there are 18,690,843 shares of Issuer Common Stock outstanding. The responses of the Filing Persons to Items 7 through 11 of the cover pages hereto are herein incorporated by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          A.   Joint Reporting Agreement.
               -------------------------

          The Filing Persons have executed a Joint Reporting Agreement dated August 28, 1997 which is attached hereto as Exhibit 1 and incorporated herein by
                                            ---------
reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Statement.

          B.   Merger Agreement.
               ----------------

          On May 14, 1997, the Issuer, Acquisition Corp., KRES FSEP III, FSEP International, AP Partners, AP LLC, KHC, Wirta, Rothe and Koll entered into the Merger Agreement as discussed in Item 4 above.

          C.  Registration Rights Agreement.
              -----------------------------

          On May 14, 1997, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with FSEP III, FSEP International, AP Partners, AP LLC, KHC, Wirta and Rothe for the registration of the shares of Issuer Common Stock issued to such individuals and entities in the Merger or upon exercise of the Warrants. Pursuant to the Registration Rights Agreement, upon the request of such stockholders of the Issuer holding a threshold amount of Issuer Common Stock, the Issuer is obligated to use its best efforts to initiate two registrations during its 1998 fiscal year, two during its 1999 fiscal year and two during the period beginning fiscal year 2000 and ending at the end of fiscal year 2002. Each such registration is required to be underwritten.

          D.   Warrant Agreement.
               -----------------

          On August 28, 1997, the Issuer entered into a Warrant Agreement with each of the stockholders and optionholders of KRES, including FSEP III, FSEP International, AP Partners, AP LLC, KHC and Rothe, for the issuance and sale of up to 600,000 shares of Issuer Common Stock upon exercise of the Warrants issued in the Merger. The Warrants have a term of seven years from the Effective Time and become first exercisable three years from the Effective Time at an exercise price of $30 per share of Issuer Common Stock.

          E.   Limited Partnership Agreements.
               ------------------------------

          Capital Partners is the sole general partner of FSEP III under an Amended and Restated Agreement of Limited Partnership dated as of August 25, 1993, as amended (the "FSEP III Agreement"). The FSEP III Agreement provides for the formation of FSEP III as a partnership to invest the funds of the partnership in private equity investments. Capital Partners, as general partner of FSEP III, has the exclusive right and power to manage the business and affairs of the partnership, including the power to purchase and dispose of Issuer Common Stock owned by FSEP III. The general partner and limited partners of FSEP III have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the FSEP III Agreement. FS Holdings is the sole general partner of Capital Partners and has the exclusive right and power to manage the business and affairs of Capital Partners. Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman are the directors, executive officers and sole shareholders of FS Holdings.

          FS&Co. International is the sole general partner of FSEP International under an Agreement of Limited Partnership dated as of February 25, 1994 (the "FSEP International

Agreement"). The FSEP International Agreement provides for the formation of FSEP International as a partnership to invest the funds of the partnership in private equity investments. FS&Co. International, as general partner of FSEP International, has the exclusive right and power to manage the business and affairs of the partnership, including the power to purchase and dispose of Issuer Common Stock owned by FSEP International. The general partner and limited partners of FSEP International have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the FSEP International Agreement. International Holdings is the sole general partner of FS&Co. International and has the exclusive right and power to manage the business and affairs of FS&Co. International. Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman are the directors, executive officers and sole shareholders of International Holdings.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The Filing Persons file as exhibits the following:

          Exhibit 1.  Joint Reporting Agreement among FSEP III, Capital
          ---------
Partners, FS Holdings, FSEP International, FS&Co. International, International Holdings, Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman dated August 28, 1997.

          Exhibit 2.  Agreement and Plan of Reorganization by and among the
          ---------
Issuer, Acquisition Corp., KRES, FSEP III, FSEP International, AP Partners, AP II, KHC, Wirta, Rothe and Koll dated as of May 14, 1997.

          Exhibit 3.  Registration Rights Agreement by and among the Issuer,
          ---------
FSEP III, FSEP International, AP Partners, AP LLC, KHC, Wirta and Rothe dated as of May 14, 1997.

          Exhibit 4.  Warrant Agreement by and among the Issuer and the
          ---------
stockholders and optionholders of KRES dated as of August 28, 1997.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1997

             FS EQUITY PARTNERS III, L.P.,
             a Delaware limited partnership

             By:  FS Capital Partners, L.P.
                  Its:  General Partner

                  By:   FS Holdings, Inc.
                        Its: General Partner


                        By:    /s/ J. Frederick Simmons
                              -------------------------
                             J. Frederick Simmons
                             Title:  Vice President


             FS CAPITAL PARTNERS, L.P.,
             a California limited partnership

             By:  FS Holdings, Inc.
                  Its:  General Partner


                  By:     /s/ J. Frederick Simmons
                         -------------------------
                        J. Frederick Simmons
                        Title:  Vice President


             FS HOLDINGS, INC.,
             a California corporation


             By:   /s/ J. Frederick Simmons
                  -------------------------
                  J. Frederick Simmons
                  Title:  Vice President

             FS EQUITY PARTNERS INTERNATIONAL, L.P.,
             a Delaware limited partnership

             By:  FS&Co. International, L.P.
                  Its:  General Partner

                  By:   FS International Holdings Limited
                        Its:  General Partner


                        By:   /s/ J. Frederick Simmons
                             -------------------------
                             J. Frederick Simmons
                             Title:  Vice President


             FS&CO. INTERNATIONAL, L.P.,
             a Cayman Islands exempted limited partnership

             By:  FS International Holdings Limited
                  Its:  General Partner


                  By:     /s/ J. Frederick Simmons
                         -------------------------
                        J. Frederick Simmons
                        Title: Vice President


             FS INTERNATIONAL HOLDINGS LIMITED,
             a Cayman Islands exempted company limited by shares


             By:   /s/ J. Frederick Simmons
                  -------------------------
                  J. Frederick Simmons
                  Title: Vice President

                    /s/ Bradford M. Freeman
                   ---------------------------------
                   Bradford M. Freeman


                    /s/ Ronald P. Spogli
                   ---------------------------------
                   Ronald P. Spogli


                    /s/ William M. Wardlaw
                   ---------------------------------
                   William M. Wardlaw


                    /s/ J. Frederick Simmons
                   ---------------------------------
                   J. Frederick Simmons


                    /s/ John M. Roth
                   ---------------------------------
                   John M. Roth


                    /s/ Charles P. Rullman, Jr.
                   ---------------------------------
                   Charles P. Rullman, Jr.

                                 EXHIBIT INDEX
                                 -------------

                                                            Sequential
                                                             Page No.
                                                           -------------
Exhibit 1      Joint Reporting Agreement among
               FSEP III, Capital Partners, FS
               Holdings, FSEP International,
               FS&Co. International,
               International Holdings, Freeman,
               Spogli, Wardlaw, Simmons, Roth and
               Rullman dated August 28, 1997.

Exhibit 2      Agreement and Plan of
               Reorganization dated as of May 14,
               1997 by and among the Issuer,
               Acquisition Corp., KRES, FSEP III,
               FSEP International, AP Partners,
               AP LLC, KHC, Wirta, Rothe and
               Koll.

Exhibit 3      Registration Rights Agreement by
               and among the Issuer, FSEP III,
               FSEP International, AP Partners,
               AP LLC, KHC, Wirta and Rothe dated
               as of May 14, 1997.

Exhibit 4      Warrant Agreement by and among the
               Issuer and the stockholders and
               optionholders of KRES dated as of
               August 28, 1997.